Exhibit 21.1

Subsidiaries—as of December 31, 2010

Company Name	State or country of Incorporation or organization	Voting percent Owned directly or indirectly by registrant

Song Yuan North East Petroleum Technical Service Co. Ltd.	People’s Republic of China	90%

Chang Ling Longde Oil and Gas Development Co. Ltd.	People’s Republic of China	90%

Song Yuan Yu Qiao Oil & Gas Development Co. Ltd.	People’s Republic of China	90%

Song Yuan Tiancheng Drilling Engineering Co. Ltd.	People’s Republic of China	95%